That Cott Corporation 4221 W. Boy Scout Blvd. Suite 400 Tampa, Florida 33607

October 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Suying Li

Re:	Cott Corporation

Form 10-K for the Fiscal Year Ended December 30, 2017

Filed February 28, 2018

File No. 1-31410

Dear Ms. Li:

This letter is submitted on behalf of Cott Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated October 10, 2018, to Jay Wells, Chief Financial Officer of the Company. The Company’s responses to the Staff’s comments are set forth below. For your convenience, your comments have been reproduced in italics below, together with the responses.

Form 10-K for Fiscal Year Ended December 30, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 39

1.

Your disclosure indicates that management believes non-GAAP measures such as free cash flow and adjusted free cash flow provide useful information to investors about the amount of cash generated by your business that can be used for strategic opportunities, including investing in your business, making strategic acquisitions, paying dividends, and strengthening the balance sheet. Please tell us how your disclosure is consistent with Question 102.07 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations considering you have a significant amount of outstanding debt that has mandatory debt service requirements.

Please see the Company’s response to Comment #2 below.

2.

You exclude acquisition and integration cash costs in computing your adjusted free cash flow, which appears to be a non-GAAP liquidity measure. Please tell us how the exclusion of such charges requiring cash settlement from your non-GAAP measure complies with Item 10(e)(1)(ii)(A) of Regulation S-K.

We have reviewed our use of the non-GAAP measure “adjusted free cash flow” and have determined that it is a financial measure used by management (1) to guide financial and operational decision making at our business units and on a consolidated basis, (2) as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, (3) in communications with the board of directors, shareholders, analysts and investors concerning our financial performance, (4) to compare our performance to the performance of our peer group, and (5) as a metric in certain management incentive compensation programs as disclosed in our proxy statement. Management does not currently use this measure to assess the Company’s ability to meet its short-term obligations, and therefore, does not believe this is a liquidity measure. However, we reconcile our “adjusted free cash flow” measure to cash provided by operating activities, a liquidity measure, which we determined to be the nearest U.S. GAAP measure and we acknowledge that our cash adjustments to adjusted free cash flow affect liquidity. As a result, these factors may have the potential to cause “adjusted free cash flow” to be viewed as a liquidity measure given its inherent characteristics of liquidity.

Therefore, in order to eliminate the potential risk for confusion of the intent and objective of the measure and the potential applicability of Item 10(e)(1)(ii)(A) of Regulation S-K, the Company will remove “adjusted free cash flow” from its future Form 10-Ks, Form 10-Qs and other filings made with the Commission, and will limit its disclosure of “adjusted free cash flow” to its investor calls and other oral investor meetings and its earnings releases. The Company will furnish to the Commission its quarterly earnings release on Form 8-K under Item 2.02. The Company acknowledges that Instruction 2 to Item 2.02 of Form 8-K applies the requirements of Item 10(e)(1)(i) of Regulation S-K to any non-GAAP metrics furnished under Item 2.02 and the Company commits to complying with the requirements of Item 10(e)(1)(i) in all furnished materials. The Company further notes, however, that the requirements of Item 10(e)(1)(ii)(A)-(E) are not applicable to non-GAAP measures furnished to the Commission.

We have reviewed Question 102.07 of the Division’s Non-GAAP Financial Measures Compliance, which indicates that “free cash flow” should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures, since many companies have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure. To address this comment, we intend to revise our future disclosure related to “adjusted free cash flow” and other non-GAAP measures to be included in future earnings materials furnished under Item 2.02 (additions are indicated by underscored text and deletions are indicated by struck-through text).

Non-GAAP Measures

To supplement its reporting of financial measures determined in accordance with GAAP, Cott utilizes certain non-GAAP financial measures. Cott excludes from GAAP revenue the impact of foreign exchange, change in average costs of coffee and the impact of additional trading days in the prior period to separate the impact of these factors from Cott’s results of operations. Cott utilizes EBITDA and adjusted EBITDA on a global basis to separate the impact of certain items from the underlying business. Because Cott uses these adjusted financial results in the management of its business, management believes this supplemental information is useful to investors for their independent evaluation and understanding of Cott’s underlying business performance and the performance of its management. Additionally, Cott supplements its reporting of net cash provided by (used in) operating activities from continuing operations determined in accordance with GAAP by excluding additions to property, plant and equipment to present free cash flow, and by excluding acquisition and integration cash costs as well as a working capital adjustment related to the Concentrate Supply Agreement with Refresco to present adjusted free cash flow, which management believes provides useful information to investors in assessing our performance, comparing our performance to the performance of our peer group, and assessing our ability to service debt and finance ~~about the amount of cash generated by the business that, after the acquisition of property and equipment, can be used for~~ strategic opportunities, ~~including~~ which include investing in our business, making strategic acquisitions, paying dividends, repurchasing common shares, and strengthening the balance sheet. The non-GAAP financial measures described above are in addition to, and not meant to be considered superior to, or a substitute for, Cott’s financial statements prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this earnings announcement reflect management’s judgment of particular items, and may be different from, and therefore may not be comparable to, similarly titled measures reported by other companies.

Results of Operations, page 43

3.

Please disclose the underlying drivers for changes in each segment´s operating income, as shown in your segment footnote, between reporting periods. If there are multiple drivers, please discuss and quantify the effect of each driver identified. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

We will include in future periodic reports an expanded discussion by segment of the underlying drivers for changes in each segment´s operating income between reporting periods. For reference, the text below is an example of an expanded discussion by segment for the fiscal year ended December 30, 2017.

Operating Income

2017 versus 2016

Route Based Services operating income was $77.0 million in 2017 compared to $41.2 million in 2016. The main driver of the increase in operating income was having a full year of results for our Eden business in 2017 as compared to five months in 2016, which resulted in additional operating income of $26.9 million. The remaining increase of $8.9 million was related to our DSS business and was due primarily from growth in volume, consumption and pricing of $32.7 million, offset by $24.2 million of higher production, transportation and other costs.

Coffee, Tea and Extract Solutions operating income was $15.7 million in 2017 compared to $5.3 million in 2016. Operating income increased $10.4 million, due primarily to having a full year of results for our S&D business in 2017 as compared to five months in 2016.

All Other operating income was $1.2 million in 2017 compared to $8.0 million in 2016. Operating income decreased $6.8 million, due primarily to reduction in volumes and increased marketing costs, partially offset by the impact of favorable foreign exchange rates.

2016 versus 2015

Route Based Services operating income was $41.2 million in 2016 compared to $39.0 million in 2015. Operating income increased $2.2 million, due primarily to a $4.9 million increase to operating income at our DSS business as a result of reduced acquisition and integration costs of $14.8 million, partially offset by $7.6 million of increased operating and implementation costs associated with a rapid increase in new customers, including sales, marketing, commission, and installation costs, as well as a $2.3 million impact associated with four fewer shipping days in 2016 compared to 2015. Additionally, operating income increased $1.2 million from the acquisition of our Aquaterra business in 2016, offset by a $3.9 million operating loss generated by our Eden business subsequent to its acquisition in the third quarter of 2016.

Coffee, Tea and Extract Solutions operating income was $5.3 million in 2016 compared to nil in 2015. Operating income increased $5.3 million, due primarily to the addition of our S&D business in the third quarter of 2016.

All Other operating income was $8.0 million in 2016 compared to $8.8 million in 2015. Operating income decreased $0.8 million, due primarily to the impact of unfavorable foreign exchange rates, partially offset by an increase in volumes and reduced employee costs.

* * * *

We appreciate the Staff’s comments and request that the Staff contact Marni Morgan Poe at 813-313-1895 with any questions or comments regarding this letter.

Respectfully submitted,

Cott Corporation

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Its:	Vice President, General Counsel and Secretary